UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

Ness Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

64104X108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64104X108

1	NAME OF REPORTING PERSON Morris Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 813,166 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 813,166 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,166 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON IN

(1) Consists of 813,166 shares of Common Stock held by Morris Wolfson Family LP, a family limited partnership of which Arielle Wolfson, Mr. Wolfson's wife, is the general partner.  Mr. Wolfson disclaims beneficial ownership of these shares except to the extent of his equity interest therein.

CUSIP NO. 64104X108

Item 1.

	(a)	Name of Issuer:	Ness Technologies, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
Ness Tower, Atidim High-Tech Industrial Park, Building 4
Tel Aviv 61580, Israel
Item 2.

1.	(a)	Name of Person Filing:	Morris Wolfson
	(b)	Address of Principal Business Office, or if none, Residence:
One State Street Plaza, New York, NY 10004
	(c)	Citizenship: United States
	(d)	Title of Class of Securities:	Common Stock,
$0.01 par value per share
	(e)	CUSIP Number: 64104X108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

/x/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 64104X108

Item 4.	Ownership.

The beneficial ownership percentage reported herein is calculated based on 39,628,994 shares of Common Stock outstanding as of October 31, 2008 as reported in the Issuer’s Form 10-Q Quarterly Report filed on November 6, 2005.

See Cover Pages Items 5-11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

[The remainder of this page was intentionally left blank.]

CUSIP NO. 64104X108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2008

/s/ MorrisWolfson
MORRIS WOLFSON